Exhibit 12.1

DIGIRAD CORPORATION
Statement of Computation of Ratios

		Years Ended December 31,
(Dollars in Thousands)	9 Months Ended September 30, 2014	2013	2012	2011	2010	2009
Earnings:
Consolidated Pretax Income (loss) from Continuing Operations	$1,720	$219	$(5,001)	$(3,260)	$(6,110)	$676
Fixed Charges (per below)	220	274	265	280	281	275
Distributed Income of Equity Investees	—	—	—	—	—	—
Interest Capitalized	—	—	—	—	—	—
Earnings	$1,940	$493	$(4,736)	$(2,980)	$(5,829)	$951

Fixed charges and preferred stock dividends:
Interest and Other Financial Charges	$26	$15	$4	$17	$6	$9
Interest Portion of Rental Expense	194	259	261	263	275	266
Total Fixed Charges	220	274	265	280	281	275
Preferred Stock Dividends	—	—	—	—	—	—
Total Fixed Charges and Preferred Stock Dividends	$220	$274	$265	$280	$281	$275

Ratio of Earnings to Fixed Charges	8.8	1.8	—	—	—	3.5
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	8.8	1.8	—	—	—	3.5
We reported a net loss for the years ended December 31, 2010, 2011, 2012 and would have needed to generate additional income of $6,110,000, $3,260,000, and $5,001,000, respectively, to cover our fixed charges of $281,000, $280,000, and $265,000, respectively.
For purposes of computing the ratio of earnings to fixed charges, earnings consist of consolidated income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense and an estimate of the interest within rental expense.
For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of consolidated income (loss) from continuing operations before income taxes plus fixed charges. Combined fixed charges and preferred stock dividends consist of interest expense, an estimate of interest within rental expense and preferred stock dividends.